UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                            Phelps Dodge Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $6.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    717265102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 4, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 16 pages)

-----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 2 of 16 Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Advisors, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      9,381,400
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                9,381,400
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            9,381,400
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.6%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            00
--------------------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 3 of 16 Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Management, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      9,381,400
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      ----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                9,381,400
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            9,381,400
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.6%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            00
--------------------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 4 of 16 Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Associates, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC, OO
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Anguilla, British West Indies
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      8,938,700
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      ----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                8,938,700
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            8,938,700
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.4%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            00
--------------------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 5 of 16 Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            S.A.C. Select Fund, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC, OO
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Anguilla, British West Indies
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      411,700
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      ----------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                                411,700
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            411,700
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            00
--------------------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 6 of 16 Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. MultiQuant Fund, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC, OO
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Anguilla, British West Indies
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      22,300
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                22,300
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            22,300
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            00
--------------------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 7 of 16 Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
   1        NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            S.A.C. Meridian Fund, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC, OO
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Anguilla, British West Indies
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      8,700
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                8,700
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            8,700
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            00
--------------------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 8 of 16 Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CR Intrinsic Investors, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
------------------------------- ------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      930,200
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      ----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                930,200
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            930,200
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
--------------------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 9 of 16 Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CR Intrinsic Investments, LLC
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC, OO
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Anguilla, British West Indies
------------------------------- ------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      930,200
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                930,200
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            930,200
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
--------------------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 10 of 16 Pages
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Steven A. Cohen
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------------------------- ------------------------------------------------
                         7      SOLE VOTING POWER
                                -0-
  NUMBER OF           ----------------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      10,311,600
    EACH              ----------------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                10,311,600
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            10,311,600
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                        |_|
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 11 of 16 Pages
----------------------------                        ----------------------------

ITEM 1.         SECURITY AND ISSUER

This Schedule 13D relates to the shares of common stock, par value $6.25 per share (the "Common Stock"), of Phelps Dodge Corporation, a New York corporation (the "Issuer"). The principal executive office of the Issuer is located at One North Central Avenue, Phoenix, Arizona 85004.


ITEM 2.         IDENTITY AND BACKGROUND

        (a) This statement is filed by:

(i) S.A.C. Capital Advisors, LLC ("SAC Capital Advisors") with respect to shares of Common Stock directly beneficially owned by S.A.C. Capital Associates, LLC ("SAC Capital Associates"), S.A.C. Select Fund, LLC ("SAC Select"), S.A.C. MultiQuant Fund, LLC ("SAC MultiQuant") and S.A.C. Meridian Fund, LLC ("SAC Meridian");

(ii) S.A.C. Capital Management, LLC ("SAC Capital Management") with respect to shares of Common Stock directly beneficially owned by SAC Capital Associates, SAC Select, SAC MultiQuant and SAC Meridian;

(iii) SAC Capital Associates with respect to shares of Common Stock directly beneficially owned by it;

(iv) SAC Select with respect to shares of Common Stock directly beneficially owned by it;

(v) SAC MultiQuant with respect to shares of Common Stock directly beneficially owned by it;

(vi) SAC Meridian with respect to shares of Common Stock directly beneficially owned by it;

(vii) CR Intrinsic Investors, LLC ("CR Intrinsic Investors") with respect to shares of Common Stock directly beneficially owned by CR Intrinsic Investments, LLC ("CR Intrinsic Investments");

(viii) CR Intrinsic Investments with respect to shares of Common Stock directly beneficially owned by it; and

(ix) Steven A. Cohen with respect to shares of Common Stock beneficially owned by SAC Capital Advisors, SAC Capital Management, SAC Capital Associates, SAC Select, SAC MultiQuant, SAC Meridian, CR Intrinsic Investors and CR Intrinsic Investments (collectively, together with Mr. Cohen, the "Reporting Persons").

The Reporting Persons expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control.

         (b) The address of the principal business office of (i) SAC Capital Advisors, CR Intrinsic Investors and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, (ii) SAC Capital Management is 540 Madison Avenue, New York, New York 10022, (iii) SAC Capital Associates, SAC Select, SAC MultiQuant and SAC Meridian is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies, and (iv) CR Intrinsic Investments is P.O. Box 174, Mitchell House, The Valley, Anguilla, British West Indies.

         (c) The principal business of each of SAC Capital Associates, SAC Select, SAC MultiQuant, SAC Meridian, and CR Intrinsic Investors is to serve as a private investment limited liability company. The principal business of each of SAC Capital Advisors and SAC Capital Management is to serve as investment manager to a variety of private investment funds, including SAC Capital Associates, SAC Select, SAC MultiQuant and SAC Meridian, and to control the investing and trading in securities by these private investment funds. The principal business of CR Intrinsic Investors is to serve as investment manager to CR Intrinsic Investments and to control the investing and trading in securities by CR Intrinsic Investments. The principal business of Mr. Cohen is to serve as a principal of SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors and other affiliated entities.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) SAC Capital Advisors, SAC Capital Management and CR Intrinsic Investors are Delaware limited liability companies. SAC Capital Associates, SAC Select, SAC MultiQuant, SAC Meridian and CR Intrinsic Investments are Anguillan limited liability companies. Mr. Cohen is a United States citizen.

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 12 of 16 Pages
----------------------------                        ----------------------------

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Funds for the purchase of the shares of Common Stock reported herein were derived from investment funds of SAC Capital Associates, SAC Select, SAC MultiQuant, SAC Meridian, and CR Intrinsic Investments. A total of approximately $464,000,000 was paid to acquire such shares, which are held in margin accounts maintained at Goldman Sachs International, Morgan Stanley & Co. and Credit Suisse Europe Limited in the ordinary course of business.

ITEM 4.         PURPOSE OF TRANSACTION


SAC Capital Associates, SAC Select, SAC MultiQuant, SAC Meridian and CR Intrinsic Investments originally acquired Common Stock for investment in the ordinary course of business because the Reporting Persons believed that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity.

The Issuer announced on November 19, 2006, that it had entered into a definitive agreement to merge with Freeport-McMoRan Copper & Gold Inc. ("FCX"). The Reporting Persons believe that the terms of the proposed FCX transaction would not provide full and fair value to the Issuer's shareholders and would deprive them of their ability to maximize the return on their investment. The Reporting Persons believe that the proposed FCX transaction offers few, if any, synergies to the combined operation, and would use the Issuer's balance sheet to fund the purchase in what is essentially a public recapitalization that would create disproportionate value for FCX shareholders at the expense of the Issuer's shareholders. In addition, the Reporting Persons believe there is unrecognized long term value that the Issuer's shareholders would forego if they sold their shares at FCX's proposed terms. Accordingly, the Reporting Persons currently intend to vote against the proposed FCX transaction.

Except as set forth herein, or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning the proposed FCX transaction and potentially concerning other matters with respect to the Reporting Persons' investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the status of the proposed FCX transaction and the apparent level of shareholder support therefor, the terms of any alternative transactions that may be proposed, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, actions taken by the Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of
Schedule 13D.

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 13 of 16 Pages
----------------------------                        ----------------------------

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on December 7, 2006, the Reporting Persons beneficially own an aggregate of 10,311,600 shares of Common Stock, representing approximately 5.1% of the shares of Common Stock outstanding. The percentages used herein are based upon the 203,988,751 shares of Common Stock reported to be outstanding as of October 20, 2006 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 24, 2006.

Pursuant to investment management agreements, each of SAC Capital Advisors and SAC Capital Management share investment and voting power with respect to the 9,381,400 shares of Common Stock, representing approximately 4.6% of the shares of Common Stock outstanding, directly beneficially owned (which includes options to acquire 6,672,500 shares of Common Stock) by SAC Capital Associates, SAC Select, SAC MultiQuant and SAC Meridian. Accordingly, each of SAC Capital Advisors and SAC Capital Management may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own the shares of Common Stock directly beneficially owned by SAC Capital Associates, SAC Select, SAC MultiQuant and SAC Meridian. Pursuant to an investment management agreement, CR Intrinsic Investors maintains investment and voting power with respect to the 930,200 shares of Common Stock, representing approximately 0.5% of the shares of Common Stock outstanding, directly beneficially owned (which includes options to acquire 701,500 shares of Common Stock) by CR Intrinsic Investments. Accordingly, CR Intrinsic Investors may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own the shares of Common Stock directly beneficially owned by CR Intrinsic Investments. CR Intrinsic Investments is a wholly-owned subsidiary of SAC Capital Associates. Mr. Cohen controls each of SAC Capital Advisors, SAC Capital Management and CR Intrinsic Investors. Accordingly, Mr. Cohen may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own the 10,311,600 shares of Common Stock, representing approximately 5.1% of the shares of Common Stock outstanding, directly beneficially owned (which includes options to acquire 7,374,000 shares of Common Stock) by SAC Capital Associates, SAC Select, SAC MultiQuant, SAC Meridian and CR Intrinsic Investors.

         (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) SAC Capital Advisors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 9,381,400 shares of Common Stock (which includes options to acquire 6,672,500 shares of Common Stock), constituting approximately 4.6% of such class of securities;

(ii) SAC Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 9,381,400 shares of Common Stock (which includes options to acquire 6,672,500 shares of Common Stock), constituting approximately 4.6% of such class of securities;

(iii) SAC Capital Associates has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 8,938,700 shares of Common Stock (which includes options to acquire 6,477,500 shares of Common Stock), constituting approximately 4.4% of such class of securities;

(iv) SAC Select has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 411,700 shares of Common Stock (which includes options to acquire 175,000 shares of Common Stock), constituting approximately 0.2% of such class of securities;

(v) SAC MultiQuant has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 22,300 shares of Common Stock, constituting approximately 0.2% of such class of securities;

(vi) SAC Meridian has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 8,700 shares of Common Stock, constituting approximately 0.0% of such class of securities;

(vii) CR Intrinsic Investors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 930,200 shares of Common Stock (which includes options to acquire 701,500 shares of Common Stock), constituting approximately 0.5% of such class of securities;

(viii) CR Intrinsic Investments has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 930,200 shares of Common Stock (which includes options to acquire 701,500 shares of Common Stock), constituting approximately 0.5% of such class of securities; and

(ix) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 10,311,600 shares of Common Stock (which includes options to acquire 7,374,000 shares of Common Stock), constituting approximately 5.1% of such class of securities.

         (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise noted, all of such transactions were effected in open market purchases through various brokerage entities.

         (d) No person other than SAC Capital Associates, SAC Capital Advisors, SAC Capital Management and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Capital Associates. No person other than SAC Select, SAC Capital Advisors, SAC Capital Management and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Select. No person other than SAC MultiQuant, SAC Capital Advisors, SAC Capital Management and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC MultiQuant. No person other than SAC Meridian, SAC Capital Advisors, SAC Capital Management and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Meridian. No person other than CR Intrinsic Investments, CR Intrinsic Investors and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by CR Intrinsic Investments.

         (e) Not applicable.

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 14 of 16 Pages
----------------------------                        ----------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

As set forth in Schedule B, which is incorporated herein by reference, certain of the Reporting Persons hold, as of the close of business on December 7, 2006, options to acquire an aggregate of 7,374,000 shares of Common Stock. Unless otherwise noted, such options were acquired on the open market. Such options are included in the beneficial ownership amounts reported on this Schedule 13D.

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. In addition to the shares of Common Stock that they beneficially own without reference to these contracts, the Reporting Persons currently have long economic exposure to 1,000,000 shares of Common Stock through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.


ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

1. Exhibit A - Joint Filing Agreement

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 15 of 16 Pages
----------------------------                        ----------------------------


                                                    SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2006

S.A.C. CAPITAL ADVISORS, LLC

By: /s/ Peter Nussbaum
    ---------------------------
    Name: Peter Nussbaum
    Title: Authorized Person



S.A.C. CAPITAL MANAGEMENT, LLC

By: /s/ Peter Nussbaum
    ---------------------------
    Name: Peter Nussbaum
    Title: Authorized Person



S.A.C. CAPITAL ASSOCIATES, LLC

By: /s/ Peter Nussbaum
    ---------------------------
    Name: Peter Nussbaum
    Title: Authorized Person



S.A.C. MULTIQUANT FUND, LLC

By: /s/ Peter Nussbaum
    ---------------------------
    Name: Peter Nussbaum
    Title: Authorized Person



S.A.C. MERIDIAN FUND, LLC

By: /s/ Peter Nussbaum
    ---------------------------
    Name: Peter Nussbaum
    Title: Authorized Person



S.A.C. SELECT FUND, LLC

By: /s/ Peter Nussbaum
   ---------------------------
Name:   Peter Nussbaum
Title:  Authorized Person



CR INTRINSIC INVESTORS, LLC

By: /s/ Peter Nussbaum
   ---------------------------
Name:   Peter Nussbaum
Title:  Authorized Person



CR INTRINSIC INVESTMENTS, LLC

By: /s/ Peter Nussbaum
   ---------------------------
Name:   Peter Nussbaum
Title:  Authorized Person



STEVEN A. COHEN

By: /s/ Peter Nussbaum
    ---------------------------
    Name: Peter Nussbaum
    Title: Authorized Person

----------------------------                        ----------------------------
CUSIP No.  717265102            SCHEDULE 13D        Page 16 of 16 Pages
----------------------------                        ----------------------------

                                  EXHIBIT INDEX

1. Exhibit A - Joint Filing Agreement

                                                                      SCHEDULE A

                            SIXTY DAY TRADING HISTORY



                                     Quantity
                                     Purchased      Daily          Daily          Daily
Reporting Person            Date       (Sold)    Avg. Price($)  Min. Price($)  Max. Price($)
SAC Capital Associates    10/04/06    (410,000)     77.89         76.75          81.00
SAC Capital Associates    10/04/06     447,484      78.57         76.56          80.95
SAC Capital Associates    10/05/06    (281,287)     81.85         80.50          82.94
SAC Capital Associates    10/05/06     170,003      82.50         81.85          82.95
SAC Capital Associates    10/06/06     (46,700)     83.93         83.35          84.60
SAC Capital Associates    10/06/06     160,283      83.68         82.30          84.73
SAC Capital Associates    10/09/06    (301,083)     86.66         85.65          87.46
SAC Capital Associates    10/09/06     105,000      85.76         85.44          86.24
SAC Capital Associates    10/10/06     (85,500)     86.51         85.95          87.57
SAC Capital Associates    10/10/06     175,000      86.70         84.50          87.79
SAC Capital Associates    10/11/06     (56,600)     90.15         87.90          91.17
SAC Capital Associates    10/11/06     264,100      90.16         87.61          91.80
SAC Capital Associates    10/12/06    (123,700)     91.43         90.12          92.82
SAC Capital Associates    10/12/06      10,000      91.08         90.30          91.40
SAC Capital Associates    10/13/06     (73,440)     94.89         93.47          95.62
SAC Capital Associates    10/13/06     344,200      95.04         93.99          95.28
SAC Capital Associates    10/16/06    (167,600)     96.57         96.34          96.90
SAC Capital Associates    10/16/06      86,040      94.93         93.86          96.68
SAC Capital Associates    10/17/06     (60,000)     95.92         95.75          96.52
SAC Capital Associates    10/17/06      56,900      95.94         95.02          97.71
SAC Capital Associates    10/18/06     128,100      96.25         95.92          96.51
SAC Capital Associates    10/19/06     (85,000)     97.74         96.89          98.27
SAC Capital Associates    10/19/06      49,106      97.67         96.42          97.97
SAC Capital Associates    10/20/06     (10,000)     99.49         99.27          99.64
SAC Capital Associates    10/20/06      62,394      99.00         98.37         100.20
SAC Capital Associates    10/23/06      35,900      98.23         97.59          99.05
SAC Capital Associates    10/24/06    (215,000)     97.09         96.78          97.57
SAC Capital Associates    10/24/06     164,100      97.25         94.84          97.92
SAC Capital Associates    10/25/06    (838,500)     99.83         97.57         100.61
SAC Capital Associates    10/25/06   1,059,500      98.69         97.57          99.58
SAC Capital Associates    10/26/06    (115,900)     99.67         98.26         100.21
SAC Capital Associates    10/26/06      55,700      98.77         98.57          99.18
SAC Capital Associates    10/27/06     (27,500)    100.28         99.84         100.80
SAC Capital Associates    10/27/06     144,600      99.99         98.90         100.43
SAC Capital Associates    10/30/06     (19,500)     99.49         99.22          99.79
SAC Capital Associates    10/30/06     101,500      98.58         97.87          99.39
SAC Capital Associates    10/31/06     (24,000)     99.40         99.30          99.45
SAC Capital Associates    10/31/06     237,652      98.32         97.89          99.01
SAC Capital Associates    11/01/06  (1,051,000)     99.00         95.85         101.25
SAC Capital Associates    11/01/06      35,700      97.38         95.77          99.16
SAC Capital Associates    11/02/06     (89,750)     97.62         96.63          98.09
SAC Capital Associates    11/02/06      30,000      96.86         96.28          97.26
SAC Capital Associates    11/03/06     (82,255)     99.15         98.52          99.40
SAC Capital Associates    11/03/06      17,901      99.44         99.03          99.65
SAC Capital Associates    11/06/06     (70,000)    102.15        101.88         102.55
SAC Capital Associates    11/06/06      13,700     102.00        100.44         102.51
SAC Capital Associates    11/07/06    (144,163)    101.70        101.10         103.50
SAC Capital Associates    11/07/06      16,800     101.30        100.85         103.29
SAC Capital Associates    11/08/06     (16,300)     99.22         99.15          99.32
SAC Capital Associates    11/08/06     276,500      98.56         97.72          99.36
SAC Capital Associates    11/09/06    (263,000)    100.83         99.10         101.68
SAC Capital Associates    11/09/06     370,000     100.65         99.29         101.86
SAC Capital Associates    11/10/06     (17,000)     98.96         95.67          99.48
SAC Capital Associates    11/10/06     126,700      96.83         95.45          99.35
SAC Capital Associates    11/13/06    (122,343)     94.90         92.91          96.37
SAC Capital Associates    11/13/06     162,143      93.34         92.64          96.05
SAC Capital Associates    11/14/06  (1,479,100)     94.92          0.14          97.20
SAC Capital Associates    11/14/06   1,519,000      95.10          0.00          96.55
SAC Capital Associates    11/15/06     (22,325)     95.41         94.28          97.26
SAC Capital Associates    11/15/06      54,525      96.31         94.31          97.56
SAC Capital Associates    11/16/06     (30,300)     97.35         94.74          97.96
SAC Capital Associates    11/16/06      58,000      95.98         94.96          98.14
SAC Capital Associates    11/17/06     (38,600)     94.10         93.91          95.44
SAC Capital Associates    11/17/06     261,303      95.14         93.35          95.88
SAC Capital Associates    11/20/06     (80,500)    121.49        121.05         121.90
SAC Capital Associates    11/20/06     475,397     121.57        120.13         123.42
SAC Capital Associates    11/21/06     (58,600)    116.28        116.09         119.66
SAC Capital Associates    11/21/06     153,000     118.50        116.74         120.19
SAC Capital Associates    11/22/06    (275,000)    117.75        117.75         117.75
SAC Capital Associates    11/22/06     590,300     118.46        117.75         119.15

CR Intrinsic Investments  10/25/06     150,000      99.14         98.72          99.58
CR Intrinsic Investments  10/27/06      49,950     100.22         99.83         100.60
CR Intrinsic Investments  10/30/06          50     100.00        100.00         100.00
CR Intrinsic Investments  11/07/06     (21,300)    102.35        101.50         103.49
CR Intrinsic Investments  11/10/06     (60,000)     97.68         97.50          98.30
CR Intrinsic Investments  11/14/06    (128,700)      0.14          0.14           0.14
CR Intrinsic Investments  11/14/06     128,700       0.00          0.00           0.00
CR Intrinsic Investments  11/20/06     100,000     122.55        122.45         122.65

SAC Meridian Fund         10/04/06        (600)     80.52         80.27          80.84
SAC Meridian Fund         10/04/06       3,500      77.88         76.80          79.02
SAC Meridian Fund         10/05/06      (1,400)     81.37         80.50          82.76
SAC Meridian Fund         10/05/06         400      81.98         81.27          82.76
SAC Meridian Fund         10/06/06      (1,800)     84.04         83.31          84.56
SAC Meridian Fund         10/06/06       1,300      84.20         83.75          84.74
SAC Meridian Fund         10/09/06      (6,100)     86.75         85.65          87.30
SAC Meridian Fund         10/09/06       1,100      86.20         85.38          87.19
SAC Meridian Fund         10/10/06      (2,500)     86.76         85.02          87.78
SAC Meridian Fund         10/10/06         900      85.68         84.53          87.01
SAC Meridian Fund         10/11/06      (2,300)     89.38         87.78          90.84
SAC Meridian Fund         10/11/06         900      89.55         87.78          90.84
SAC Meridian Fund         10/12/06      (4,700)     92.24         90.96          93.21
SAC Meridian Fund         10/12/06         800      90.55         90.31          90.85
SAC Meridian Fund         10/13/06      (2,400)     94.39         93.44          95.35
SAC Meridian Fund         10/13/06       1,800      93.70         93.33          94.83
SAC Meridian Fund         10/16/06        (200)     96.71         96.71          96.71
SAC Meridian Fund         10/16/06       2,300      95.88         94.10          96.69
SAC Meridian Fund         10/17/06      (2,000)     97.23         95.18          98.07
SAC Meridian Fund         10/17/06         100      95.24         95.24          95.24
SAC Meridian Fund         10/18/06      (4,700)     96.90         95.81          98.60
SAC Meridian Fund         10/18/06       4,000      97.51         96.38          98.64
SAC Meridian Fund         10/19/06        (600)     98.03         97.97          98.20
SAC Meridian Fund         10/19/06       2,100      97.45         95.76          98.05
SAC Meridian Fund         10/20/06      (3,900)     99.23         98.66          99.97
SAC Meridian Fund         10/20/06         900      99.32         98.79          99.97
SAC Meridian Fund         10/23/06        (400)     98.89         97.85          99.46
SAC Meridian Fund         10/23/06         900      98.52         97.77          99.03
SAC Meridian Fund         10/24/06      (1,100)     97.26         96.97          97.57
SAC Meridian Fund         10/24/06       5,900      97.37         96.94          98.06
SAC Meridian Fund         10/25/06      (2,400)     99.31         98.64         100.00
SAC Meridian Fund         10/25/06       1,500      98.42         96.85          99.40
SAC Meridian Fund         10/26/06        (900)     99.80         98.83         100.30
SAC Meridian Fund         10/26/06       1,500      99.43         98.58         100.19
SAC Meridian Fund         10/27/06      (1,800)     99.95         98.50         100.58
SAC Meridian Fund         10/27/06       1,600     100.44         99.45         101.24
SAC Meridian Fund         10/30/06        (700)     98.83         98.36          99.29
SAC Meridian Fund         10/30/06         700      99.00         98.12          99.89
SAC Meridian Fund         10/31/06      (1,300)     99.18         97.55         100.38
SAC Meridian Fund         10/31/06       1,900      98.61         97.55         100.24
SAC Meridian Fund         11/01/06      (1,900)     97.03         96.24          98.57
SAC Meridian Fund         11/01/06       4,300      97.71         96.18         100.85
SAC Meridian Fund         11/02/06      (4,600)     97.18         96.31          97.92
SAC Meridian Fund         11/02/06       3,400      97.49         96.95          98.12
SAC Meridian Fund         11/03/06        (900)     98.67         98.51          98.81
SAC Meridian Fund         11/03/06       3,200      99.21         98.82          99.57
SAC Meridian Fund         11/06/06        (900)    101.36         99.95         102.19
SAC Meridian Fund         11/06/06       1,300     100.39         99.10         101.73
SAC Meridian Fund         11/07/06      (2,900)    102.19        100.57         103.35
SAC Meridian Fund         11/07/06         400     101.79        101.23         103.46
SAC Meridian Fund         11/08/06      (1,000)     99.10         98.66          99.65
SAC Meridian Fund         11/08/06      16,600      99.01         97.88          99.69
SAC Meridian Fund         11/09/06      (2,200)    100.35         98.79         101.23
SAC Meridian Fund         11/09/06       2,200      99.42         98.94         101.20
SAC Meridian Fund         11/10/06      (5,000)     96.74         95.99          97.79
SAC Meridian Fund         11/10/06         900      98.88         98.44          99.00
SAC Meridian Fund         11/13/06        (200)     97.02         97.02          97.02
SAC Meridian Fund         11/13/06       3,600      94.02         92.91          97.13
SAC Meridian Fund         11/14/06      (6,300)     95.99         95.30          97.03
SAC Meridian Fund         11/14/06         900      97.28         97.10          97.59
SAC Meridian Fund         11/15/06        (500)     96.14         95.81          96.74
SAC Meridian Fund         11/15/06       1,700      96.18         95.45          96.68
SAC Meridian Fund         11/16/06      (1,200)     96.87         94.83          97.93
SAC Meridian Fund         11/16/06       1,900      95.84         94.88          97.77
SAC Meridian Fund         11/17/06      (1,900)     94.35         93.35          95.02
SAC Meridian Fund         11/17/06       1,700      94.79         93.35          95.36
SAC Meridian Fund         11/20/06      (7,100)    122.11        121.29         122.90
SAC Meridian Fund         11/20/06       9,500     121.35        120.21         122.90
SAC Meridian Fund         11/21/06      (6,600)    118.78        116.50         120.00
SAC Meridian Fund         11/21/06       9,900     118.79        117.51         120.00
SAC Meridian Fund         11/22/06        (400)    118.26        118.01         118.50
SAC Meridian Fund         11/22/06       2,500     118.50        118.13         118.72

SAC MultiQuant Fund       10/04/06      10,800      77.66         76.90          80.05
SAC MultiQuant Fund       10/05/06      (3,300)     82.32         82.01          82.65
SAC MultiQuant Fund       10/06/06         600      83.93         83.84          83.98
SAC MultiQuant Fund       10/09/06       1,100      85.63         85.51          85.91
SAC MultiQuant Fund       10/10/06      (1,600)     87.56         87.28          87.83
SAC MultiQuant Fund       10/10/06       1,800      86.53         86.10          87.01
SAC MultiQuant Fund       10/11/06     (11,100)     90.37         90.16          90.61
SAC MultiQuant Fund       10/12/06     (46,400)     92.07         90.84          92.78
SAC MultiQuant Fund       10/12/06      11,000      92.46         92.17          93.04
SAC MultiQuant Fund       10/13/06      (3,400)     94.41         94.04          95.15
SAC MultiQuant Fund       10/16/06     (40,400)     96.37         94.26          96.85
SAC MultiQuant Fund       10/17/06       3,000      95.67         95.16          96.67
SAC MultiQuant Fund       10/18/06         100      96.46         96.46          96.46
SAC MultiQuant Fund       10/19/06      (1,500)     97.91         97.70          98.13
SAC MultiQuant Fund       10/20/06     (23,700)     99.04         98.33          99.52
SAC MultiQuant Fund       10/23/06       2,300      99.22         98.36          99.40
SAC MultiQuant Fund       10/24/06      12,200      97.32         96.88          97.89
SAC MultiQuant Fund       10/25/06      (5,400)     99.91         98.94         100.38
SAC MultiQuant Fund       10/25/06         800      98.62         98.54          98.75
SAC MultiQuant Fund       10/26/06    (176,900)     98.65         98.25          98.88
SAC MultiQuant Fund       10/27/06      (3,200)    100.62         99.75         101.27
SAC MultiQuant Fund       10/27/06      64,600      98.70         98.70          98.70
SAC MultiQuant Fund       10/30/06         800      98.24         98.14          98.33
SAC MultiQuant Fund       10/31/06     142,500      98.12         98.12          98.12
SAC MultiQuant Fund       11/01/06      (1,100)     98.25         96.64          99.67
SAC MultiQuant Fund       11/01/06       2,000      96.15         96.00          96.40
SAC MultiQuant Fund       11/02/06     (58,600)     96.27         96.27          96.27
SAC MultiQuant Fund       11/02/06       4,200      97.66         97.05          98.08
SAC MultiQuant Fund       11/03/06      38,000      98.92         97.87          99.57
SAC MultiQuant Fund       11/07/06        (100)    101.88        101.88         101.88
SAC MultiQuant Fund       11/07/06         100     101.85        101.85         101.85
SAC MultiQuant Fund       11/08/06        (500)     98.61         98.50          98.70
SAC MultiQuant Fund       11/08/06         500      97.94         97.68          98.08
SAC MultiQuant Fund       11/13/06       8,800      96.70         96.70          96.70
SAC MultiQuant Fund       11/14/06    (104,500)      0.14          0.14           0.14
SAC MultiQuant Fund       11/14/06     104,500       0.00          0.00           0.00
SAC MultiQuant Fund       11/15/06     (15,800)     96.10         96.10          96.10
SAC MultiQuant Fund       11/17/06      (1,600)     94.54         93.91          95.00
SAC MultiQuant Fund       11/17/06       1,600      95.06         94.77          95.42
SAC MultiQuant Fund       11/20/06     (92,000)     95.02         95.02          95.02
SAC MultiQuant Fund       11/21/06     (67,300)    120.47        120.47         120.47

SAC Select Fund           10/04/06     (38,600)     77.49         76.66          77.98
SAC Select Fund           10/04/06      38,600      77.56         77.25          78.11
SAC Select Fund           10/05/06     (12,300)     82.01         81.94          82.09
SAC Select Fund           10/05/06      12,300      82.69         82.60          82.77
SAC Select Fund           10/09/06     (21,000)     85.68         85.50          85.80
SAC Select Fund           10/10/06      (5,300)     85.05         85.00          85.15
SAC Select Fund           10/10/06      26,300      85.64         85.53          85.73
SAC Select Fund           10/25/06      33,800      98.59         98.52          98.85
SAC Select Fund           10/26/06       6,700     100.43        100.40         100.44
SAC Select Fund           10/27/06       9,700     100.25        100.21         100.27
SAC Select Fund           10/30/06    (193,300)    100.58        100.58         100.58
SAC Select Fund           10/30/06     197,100      99.82         99.07         100.58
SAC Select Fund           10/31/06       7,200      98.39         98.25          98.54
SAC Select Fund           11/01/06      (7,200)    100.39        100.33         100.44
SAC Select Fund           11/02/06       3,500      97.69         97.04          98.05
SAC Select Fund           11/03/06      (3,500)     99.10         99.02          99.20
SAC Select Fund           11/07/06     (11,800)    100.89        100.54         101.22
SAC Select Fund           11/08/06      27,000      98.54         97.98          99.74
SAC Select Fund           11/09/06     (56,000)    100.18         98.78         101.08
SAC Select Fund           11/09/06      35,000     101.50        101.11         101.69
SAC Select Fund           11/10/06     (13,500)     97.01         97.00          97.10
SAC Select Fund           11/13/06     (26,300)     94.85         94.78          94.91
SAC Select Fund           11/13/06      26,300      93.75         92.77          94.25
SAC Select Fund           11/14/06     (34,700)      0.14          0.14           0.14
SAC Select Fund           11/14/06      34,700       0.00          0.00           0.00
SAC Select Fund           11/16/06       9,300      95.13         94.94          95.17
SAC Select Fund           11/17/06      (9,300)     93.95         93.77          94.10
SAC Select Fund           11/17/06      61,300      94.96         94.15          95.61
SAC Select Fund           11/20/06     140,700     122.06        120.93         123.02


                                                                      SCHEDULE B

                      OPTIONS HELD BY THE REPORTING PERSONS
                        TO ACQUIRE SHARES OF COMMON STOCK

The following tables set forth certain information as of the close of business on December 7, 2006 regarding options held by the Reporting Persons to acquire shares of Common Stock:

SAC Capital Associates

                 Shares
   Date of     Underlying     Exercise Price                     Purchase Price
  Purchase       Options      per Share ($)    Expiration Date   per Option ($)
-------------------------------------------------------------------------------
  11/20/06       125,000           125            01/20/07           03.57
  11/20/06        20,000           125            01/20/07           03.60
  11/20/06        30,000           125            01/20/07           03.70
  11/20/06        30,000           125            01/20/07           03.80
  11/20/06       375,000           125            01/20/07           03.89
  11/20/06        22,000           125            01/20/07           03.90
  11/20/06        78,000           125            01/20/07           04.00
  11/20/06        20,000           125            01/20/07           04.10
  11/21/06        50,000           120            01/20/07           04.50
  11/21/06       150,000           120            01/20/07           04.79
  11/21/06         1,500           120            01/20/07           05.00
  11/22/06        18,000           100            04/21/07           21.70
  11/22/06        36,100           100            04/21/07           21.80
  11/22/06        17,000           100            04/21/07           21.90
  11/22/06        20,000           100            04/21/07           22.20
  11/22/06         8,400           100            04/21/07           22.30
  11/22/06        30,000           100            04/21/07           22.50
  11/22/06       250,000           100            04/21/07           22.70
  11/22/06       400,000           100            04/21/07           22.74
  11/22/06        45,500           100            04/21/07           23.00
  11/22/06        35,000           100            04/21/07           23.10
  11/22/06         1,000           100            04/21/07           23.20
  11/22/06       100,000           100            04/21/07           23.30
  11/22/06         2,400           100            04/21/07           23.70
  11/22/06           200           100            04/21/07           23.80
  11/22/06         5,000           100            04/21/07           24.00
  11/22/06         1,000           100            04/21/07           24.20
  11/22/06         6,400           100            04/21/07           24.30
  11/22/06        24,000           100            04/21/07           24.60
  11/28/06         5,000           110            04/21/07           17.90
  11/28/06         2,500           110            04/21/07           18.10
  11/28/06         1,500           110            04/21/07           18.20
  11/28/06         6,000           110            04/21/07           18.30
  11/28/06        70,000           110            04/21/07           18.50
  11/28/06           300           100            01/20/07           23.30
  11/28/06        72,500           100            01/20/07           23.40
  11/28/06       176,400           100            01/20/07           23.50
  11/28/06       124,900           100            01/20/07           23.60
  11/29/06         3,000           100            01/20/07           24.60
  11/28/06        71,100           100            01/20/07           23.70
  11/28/06         9,000           100            01/20/07           23.80
  11/28/06       105,000           100            04/21/07           25.90
  11/28/06       517,000           100            04/21/07           26.00
  11/28/06         2,500           100            04/21/07           26.10
  11/28/06         2,500           100            04/21/07           26.30
  11/28/06       225,000           100            04/21/07           26.40
  11/28/06        24,000           95             01/20/07           27.90
  11/28/06        54,000           95             01/20/07           28.00
  11/28/06        85,000           95             01/20/07           28.10
  11/28/06        97,000           95             01/20/07           28.20
  11/28/06        10,000           95             01/20/07           28.30
  11/28/06        60,000           95             01/20/07           28.40
  11/28/06        15,000           90             01/20/07           32.40
  11/28/06        12,500           90             01/20/07           32.60
  11/28/06        25,500           90             01/20/07           32.70
  11/28/06         5,500           90             01/20/07           32.80
  11/29/06        10,000           110            04/21/07           17.60
  11/29/06        50,000           110            04/21/07           19.00
  11/29/06         1,000           110            04/21/07           19.20
  11/29/06        20,000           105            04/21/07           21.70
  11/29/06        30,000           105            04/21/07           21.90
  11/29/06         5,000           100            01/20/07           23.10
  11/29/06        10,000           100            01/20/07           23.20
  11/29/06        25,000           100            01/20/07           23.40
  11/29/06        10,000           100            01/20/07           23.50
  11/29/06        10,800           100            01/20/07           23.60
  11/29/06        10,000           100            04/21/07           25.60
  11/29/06        10,000           100            04/21/07           25.70
  11/29/06        30,100           100            04/21/07           25.80
  11/29/06        27,900           100            04/21/07           25.90
  11/29/06        55,400           100            04/21/07           26.00
  11/29/06        68,300           100            04/21/07           26.10
  11/29/06         7,100           100            04/21/07           26.20
  11/30/06        60,000           110            04/21/07           19.90
  11/30/06         5,000           100            01/20/07           23.90
  11/30/06         4,500           105            04/21/07           23.90
  11/30/06        25,000           105            04/21/07           24.00
  11/30/06        10,000           100            01/20/07           24.20
  11/30/06         5,000           100            01/20/07           24.30
  11/30/06        39,500           100            01/20/07           24.40
  11/30/06        50,000           100            01/20/07           25.00
  11/30/06        24,000           100            01/20/07           25.20
  11/30/06        55,700           100            01/20/07           25.30
  11/30/06        62,700           100            01/20/07           25.40
  11/30/06        40,000           100            01/20/07           25.50
  11/30/06        15,100           100            01/20/07           25.60
  11/30/06        10,000           100            04/21/07           26.40
  11/30/06        24,200           100            04/21/07           26.70
  11/30/06       100,000           100            04/21/07           27.00
  11/30/06       110,000           100            04/21/07           27.20
  11/30/06       162,200           100            04/21/07           27.90
  11/30/06       217,000           100            04/21/07           28.00
  11/30/06       226,000           100            04/21/07           28.10
  11/30/06        75,000           100            04/21/07           28.19
  11/30/06       149,600           100            04/21/07           28.20
  12/01/06        10,000           110            04/21/07           19.30
  12/01/06        10,000           105            04/21/07           23.20
  12/01/06         6,400           100            04/21/07           27.10
  12/01/06       122,200           100            04/21/07           27.20
  12/01/06        10,900           100            04/21/07           27.30
  12/01/06       321,200           100            04/21/07           27.40
  12/01/06        41,100           100            04/21/07           27.50
  12/01/06        50,000           100            04/21/07           27.60
  12/04/06        12,500           100            04/21/07           26.20
  12/04/06         2,500           100            04/21/07           26.30
  12/04/06         8,400           100            04/21/07           26.40
  12/04/06         7,500           100            04/21/07           26.50
  12/04/06        24,400           100            04/21/07           26.60
  12/04/06        10,000           100            04/21/07           26.70
  12/04/06        10,000           100            04/21/07           26.80
  12/04/06         6,700           100            04/21/07           26.90
  12/05/06         4,000           110            04/21/07           19.10
  12/05/06         5,000           105            04/21/07           22.20
  12/05/06         2,500           105            04/21/07           22.30
  12/05/06         5,000           105            04/21/07           22.40
  12/05/06         2,500           105            04/21/07           22.80
  12/05/06           500           105            04/21/07           23.00
  12/05/06         2,000           100            04/21/07           26.40
  12/05/06         6,500           100            04/21/07           26.50
  12/05/06         2,800           100            04/21/07           26.60
  12/05/06        14,700           100            04/21/07           26.70
  12/05/06         1,500           100            04/21/07           26.80
  12/05/06         2,500           100            04/21/07           26.90
  12/05/06         1,400           100            04/21/07           27.00
  12/06/06       250,000           100            04/21/07           25.70
  12/06/06         2,500           100            04/21/07           26.30
  12/06/06         5,000           100            04/21/07           26.60

SAC Select Fund

                 Shares
   Date of     Underlying     Exercise Price                     Purchase Price
  Purchase       Options      per Share ($)    Expiration Date   per Option ($)
-------------------------------------------------------------------------------
  11/20/06       175,000           125            1/20/07            3.89


CR Intrinsic Investments

                 Shares
   Date of     Underlying     Exercise Price                     Purchase Price
  Purchase       Options      per Share ($)    Expiration Date   per Option ($)
-------------------------------------------------------------------------------

  11/20/06       125,000           125            1/20/07            3.57
  11/20/06       375,000           125            1/20/07            3.89
  11/21/06       150,000           120            1/20/07            4.79
  11/21/06        50,000           120            1/20/07            4.50
  11/21/06         1,500           120            1/20/07            5.00